Exhibit 99.1

Scinai Concludes PC111 Arrangements and Refocuses Capital on NanoAb Platform and Growing CDMO Business

Following the conclusion of the PinCell option and license arrangements, Scinai concentrates resources on its NanoAb platform and CDMO commercial execution, without taking on additional PC111 funding commitments

JERUSALEM, September 8, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company combining innovative immunology therapeutic development with a revenue-generating contract development and manufacturing organization (“CDMO”), today announced a strategic refocusing of its R&D portfolio following the conclusion of its option and license arrangements with PinCell S.r.l. relating to PC111.

Following discussions between Scinai and PinCell regarding a possible extension, no further agreement was reached. The applicable option conditions expired on August 31, 2026, and the Option Agreement and related License Agreement terminated in accordance with their terms. Scinai will now concentrate its R&D resources on its NanoAb platform while preserving capital and management capacity to support the continued growth and execution of Scinai Biopharma Services, its CDMO business.

The outcome was not driven by any new negative scientific finding regarding PC111. Scinai continues to recognize the therapeutic potential of PC111 and appreciates the collaboration with the PinCell team.

Amir Reichman, Chief Executive Officer of Scinai, commented:

“PC111 remains an interesting and promising preclinical program, and we greatly appreciate our collaboration with Tony Amato and the PinCell team. Following the conclusion of our existing arrangements, our responsibility is to determine where Scinai’s capital and management resources can create the greatest value for shareholders.”

“Advancing any preclinical asset through meaningful de-risking requires substantial capital and time. In the absence of secured grant funding for PC111, continuing our involvement would have required additional investment before there was visibility on non-dilutive financing. At the same time, we already have a multi-program NanoAb platform under our long-term research collaboration with the Max Planck Society and University Medical Center Göttingen as well as significant commercial opportunities emerging within our CDMO business.”

“We therefore believe concentrating our resources on these existing priorities is the appropriate capital-allocation decision for Scinai. It reduces prospective near-term R&D commitments while allowing us to focus on opportunities that we believe can create broader and more durable value for shareholders.”

Prioritizing a Platform with Multiple Development and Partnering Opportunities

Scinai remains committed to its multi-year research collaboration with the Max Planck Society and University Medical Center Göttingen. The Company’s NanoAb platform uses VHH antibody fragments to support the development of mono-, bi- and multi-specific therapeutic formats for inflammatory and immune-mediated diseases.

Management believes the NanoAb platform provides multiple potential development paths from a common technology base, creating opportunities to generate value across several therapeutic programs and potentially pursue partnering and co-development arrangements with pharmaceutical companies. Concentrating resources within this existing platform also supports Scinai’s commitments under its long-term research collaboration and allows the Company to prioritize programs based on scientific progress, differentiation and access to appropriate financing.

Scinai is currently advancing two complementary IL-17 programs within the platform. Its intradermal IL-17 program for psoriasis is the subject of an application currently under evaluation under Poland’s FENG program for approximately €12 million in grant financing, intended to support development from the preclinical stage through first-in-human readiness. An award decision is currently expected following completion of the evaluation process, although the timing and outcome of the grant review remain outside Scinai’s control.

In parallel, Scinai’s systemic IL-17 bispecific program remains an important validation program for the broader NanoAb platform, with in vivo proof-of-concept representing the next major development milestone. The Company is also developing a broader portfolio of mono-, bi- and multi-specific NanoAb candidates.

Scinai intends to continue prioritizing its R&D investments based on scientific data, potential product differentiation, development feasibility and the availability of non-dilutive funding and strategic partnerships.

Aligning Portfolio Focus with CDMO Commercial Momentum

The portfolio refocusing accompanies the commercial progress described in Scinai’s August 24, 2026 announcement of its first-half results. As of August 16, 2026, Committed Customer Orders(1) totaled approximately $3.1 million across the Jerusalem and Yavne facilities. The Company continues to pursue approximately $5 million of CDMO revenue for 2026, subject to project execution, timing, applicable revenue-recognition criteria and conversion of additional opportunities.

Scinai has commenced substantive activities on the previously disclosed expanded clinical manufacturing and chemistry, manufacturing and controls (“CMC”) program for a U.S.-based biopharmaceutical customer. The program is intended to support a planned U.S. regulatory submission and subsequent Phase III clinical development, with potential future expansion into commercial manufacturing. Activities are being performed under an existing contractual relationship, while the parties continue to negotiate a definitive agreement covering the broader scope and commercial terms. Scinai is working toward execution of that agreement in the coming weeks, which, if completed as currently contemplated, is expected to expand the committed scope of the program. Future work packages and any commercial manufacturing remain subject to agreement and the customer’s development and regulatory progress.

The Company is also evaluating inquiries for additional projects of comparable scope. These discussions are potential opportunities, not committed orders. Management believes successful execution of larger customer programs, repeat business and improved facility utilization can support progress toward sustainable CDMO profitability and strengthen the Group’s financial resilience.

“This decision should be viewed in the context of the company we are building,” Mr. Reichman added. “Our priorities are to advance our focused NanoAb portfolio, deliver for our CDMO customers and convert the capabilities of our two-site platform into revenue and improved operating performance. Larger, longer-duration customer programs require dedicated attention and consistent execution. Concentrating our resources where we believe they can create the greatest value is central to our strategy. We appreciate the collaboration with Tony Amato and the PinCell team and wish them continued success with PC111.”

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies and the operation of a contract development and manufacturing organization. The Company is developing its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen.

Scinai also owns Scinai Biopharma Services Ltd., a CDMO providing development and manufacturing services to biotechnology and pharmaceutical companies through facilities in Jerusalem and Yavne, Israel.

For more information, please visit www.scinai.com.

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations, Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

(1) Committed Customer Orders

Committed Customer Orders represent the aggregate value of signed customer purchase orders for specified CDMO services under existing contractual arrangements, including amounts that may already have been invoiced or recognized as revenue. Management uses this supplemental measure as an indicator of customer-authorized activity and anticipated utilization. It is not a GAAP measure, may not be comparable to similarly titled measures used by other companies, and should not be interpreted as future revenue, future cash receipts or future financial performance. Revenue recognition and collection depend on service performance, contractual milestones and applicable accounting criteria; projects may be delayed, modified or remain open for extended periods.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. These include statements regarding the expected benefits of the Company’s portfolio refocusing; prospective spending, capital preservation and dilution exposure; NanoAb development, milestones and partnering opportunities; the Company’s research collaborations; CDMO growth, customer programs, potential commercial manufacturing, facility utilization and profitability; and the 2026 revenue objective.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks include the Company’s ability to secure sufficient financing or non-dilutive funding on satisfactory terms or at all; realize the expected benefits of its portfolio decisions; increase its CDMO revenues as currently contemplated, including from its U.S.-based biopharmaceutical customer; satisfy surviving contractual obligations; regain and maintain compliance with the Nasdaq listing requirements; maintain research and license arrangements; generate supportive preclinical or clinical data; obtain regulatory approvals; secure development partners; negotiate definitive customer agreements; execute development, scale-up and cGMP manufacturing activities; convert orders and opportunities into revenue and cash; increase utilization; and achieve revenue targets or profitability. Other risks include competition and market, regulatory, geopolitical and economic conditions. Additional information appears in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F filed on April 1, 2026. Forward-looking statements speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise them.

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